NORTHERN ABITIBI MINING CORP.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-2636
FAX: (403) 266-2606
www.gold.ca
NAI:CDNX

FILE No. 82-4749

02 MAY 29 AM 11:5?

May 16, 2002

02034381

SUPPL

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

PROCESSED
JUN 0 6 2002
THOMSON FINANCIAL P

RE: Foreign Private Issuer Exemption File No. 82-4749
News Release Dated May 13, 2002

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

NORTHERN ABITIBI MINING CORP.

Barb O'Neill

5/29

FILE No. 82-4749

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE — MAY 16, 2002

News Release: **02-06**

Trading Symbol: TSX-NAI
12g3-2(b) File No. 82-4749

For Further Information Contact: **Derrick Huston at 1-800-665-4288**
Jean Pierre Jutras at 1.403.233.2636

STOCK OPTIONS GRANTED

The Corporation has granted stock options under its stock option plan to directors, officers, consultants and an employee to purchase up to 545,000 common shares for a period of five years commencing on May 16, 2002 at an exercise price of $0.12 per share. The granting of said options is subject to acceptance by the TSX Venture Exchange.

"James Devonshire"

James Devonshire
President and Director

FILE No.
82-4749

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE

MAY 16, 2002

News Release: **02-06**

Trading Symbol: TSX-NAI
12g3-2(b) File No. 82-4749

For Further Information Contact: **Derrick Huston at 1-800-665-4288**
Jean Pierre Jutras at 1.403.233.2636

STOCK OPTIONS GRANTED

The Corporation has granted stock options under its stock option plan to directors, officers, consultants and an employee to purchase up to 545,000 common shares for a period of five years commencing on May 16, 2002 at an exercise price of $0.12 per share. The granting of said options is subject to acceptance by the TSX Venture Exchange.

"James Devonshire"

James Devonshire
President and Director

FILE No.
82-4749

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE

MAY 16, 2002

News Release: **02-06**

Trading Symbol: TSX-NAI
12g3-2(b) File No. 82-4749

For Further Information Contact: **Derrick Huston at 1-800-665-4288**
Jean Pierre Jutras at 1.403.233.2636

STOCK OPTIONS GRANTED

The Corporation has granted stock options under its stock option plan to directors, officers, consultants and an employee to purchase up to 545,000 common shares for a period of five years commencing on May 16, 2002 at an exercise price of $0.12 per share. The granting of said options is subject to acceptance by the TSX Venture Exchange.

"James Devonshire"

James Devonshire
President and Director